Cullen Funds Trust
                                Cullen Value Fund
                        Cullen High Dividend Equity Fund
                                  (the "Funds")

                                DISTRIBUTION PLAN
                                  (12b-1 Plan)

The following Distribution Plan (the "Plan") has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the "Act"), by Cullen Funds Trust (the "Trust"), a Delaware trust, on behalf of the Funds, each a series of the Trust. The Plan has been approved by a majority of the Trust's Board of Trustees, including a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any Rule 12b-1 Agreement (as defined below) (the "Disinterested Trustees"), cast in person at a meeting called for the purpose of voting on such Plan.

In approving the Plan, the Board of Trustees determined that adoption of the Plan would be prudent and in the best interests of the Fund and its shareholders. Such approval by the Board of Trustees included a determination, in the exercise of its reasonable business judgment and in light of its fiduciary duties, that there is a reasonable likelihood that the Plan will benefit the Fund and its shareholders.

The provisions of the Plan are as follows:

1.   PAYMENTS BY THE FUND TO PROMOTE THE SALE OF FUND SHARES

     (a) The Trust, on behalf of the Fund, may pay the distributor, as determined by the Trust (the "Distributor"), as a principal underwriter of the Fund's shares, a distribution fee of up to 0.25% of the average daily net assets of the Fund in connection with the promotion and distribution of Fund shares and the provision of personal services to shareholders, including, but not necessarily limited to, advertising, compensation to underwriters, dealers and selling personnel, the printing and mailing of prospectuses to other than current Fund shareholders, and the printing and mailing of sales literature. The Distributor may pay all or a portion of these fees to any registered securities dealer, financial institution or any other person (the "Recipient") who renders assistance in distributing or promoting the sale of shares, or who provides certain shareholder services, pursuant to a written agreement (the "Rule 12b-1 Agreement") with respect to the Fund. Payment of these fees shall be made pursuant to the terms of a written distribution agreement between the Trust and the Distributor.

     (b) No Rule 12b-1 Agreement shall be entered into with respect to the Fund and no payments shall be made pursuant to any Rule 12b-1 Agreement, unless such Rule 12b-1 Agreement is in writing and the form of which has first been delivered to and approved by a vote of a majority of the Trust's Board of Trustees, and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on such Rule 12b-1 Agreement. The form of Rule 12b-1 Agreement relating to the Fund attached hereto as Appendix A has been approved by the Trust's Board of Trustees as specified above.

     (c) Any Rule 12b-1 Agreement shall describe the services to be performed by the Recipient and shall specify the amount of, or the method for determining, the compensation to the Recipient.

2.   QUARTERLY REPORTS

     The Distributor shall provide to the Board of Trustees, and the Trustees shall review at least quarterly, a written report of all amounts expended pursuant to the Plan. This report shall include the identity of the Recipient of each payment and the purpose for which the amounts were expended and such other information as the Board of Trustees may reasonably request.

3.   EFFECTIVE DATE AND DURATION OF THE PLAN

     The Plan shall become effective immediately upon approval by the vote of a majority of the Board of Trustees, and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on the approval of the Plan. The Plan shall continue in effect for a period of one year from its effective date unless terminated pursuant to its terms. Thereafter, the Plan shall continue with respect to the Fund from year to year, provided that such continuance is approved at least annually by a vote of a majority of the Board of Trustees, and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on such continuance. The Plan, or any Rule 12b-1 Agreement, may be terminated with respect to the Fund at any time, without penalty, on not more than sixty (60) days' written notice by a majority vote of shareholders of such Fund, or by vote of a majority of the Disinterested Trustees.

4.   SELECTION OF DISINTERESTED TRUSTEES

     During the period in which the Plan is effective, the selection and nomination of those Trustees who are Disinterested Trustees of the Trust shall be committed to the discretion of the Disinterested Trustees.

5.   AMENDMENTS

     All material amendments of the Plan shall be in writing and shall be approved by a vote of a majority of the Board of Trustees, and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on such amendment. In addition, the Plan may not be amended to increase materially the amount to be expended by the Fund hereunder without the approval by a majority vote of shareholders of the Fund affected thereby.

6.   RECORDKEEPING

     The Trust shall preserve copies of the Plan, any Rule 12b-1 Agreement and all reports made pursuant to Section 2 for a period of not less than six years from the date of this Plan, any such Rule 12b-1 Agreement or such reports, as the case may be, the first two years in an easily accessible place.